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ICICI Limited

ICICI announces proposal to list ICICI Infotech

ICICI (NYSE: IC) today announced its decision to sell upto 10% of its stake in ICICI Infotech Services Limited (a wholly owned subsidiary) by means of an offer for sale. ICICI Infotech would also raise fresh equity capital of upto 10% of the current capital by means of an Initial Public Offering of Shares. The proceeds from the equity offering would be used to retire debt raised to finance previous acquisitions by ICICI Infotech as well as to fund business needs and future acquisitions. ICICI Infotech plans to file the prospectus with the Securities Exchange Board of India shortly.

ICICI Infotech has achieved rapid growth both through a sharp increase in business volumes as well as acquisitions both domestically and overseas. The acquisitions include Rohan Software (an Indian software development firm specializing in banking and financial services), Ivory Consulting (a software services provider in the US with an annual revenue of about US$10 million) and Object Xperts (an Information Technology firm based in the United States). The acquisitions were a part of ICICI Infotech's global strategy of rapidly establishing its presence in the major software markets around the world including USA, Europe and Asia. ICICI Infotech recently tied-up with the Emirates Bank Group to set-up Tricolour Infotech (a 50:50 joint venture based in Dubai) with the aim of tapping the Middle-East markets for software development. It has also entered into an implementation partnership agreement with System Access - a banking product company based in Singapore. ICICI Infotech has also commenced projects in certain European countries including Germany and Ireland.

About ICICI Infotech Services Limited

ICICI Infotech Services Limited, a leading software solutions and services provider based in India, was established in October 1993. The company presently focuses on software development & web-enabling businesses, IT enabled services and IT infrastructure, communications and related services. As on June 30, 2000, the net worth of the company was Rs 481 million, of which the share capital accounted for Rs 60 million, and the reserves and surplus accounted for Rs 421 million.

ICICI Infotech has already done pioneering work in web solutions, e-commerce and m-commerce, and this expertise will be utilized to take advantage of emerging market opportunities. As a result of its IT driven innovations and efficient work processes, ICICI Infotech was awarded the ISO 9001 and IQ Net certifications by Standards Australia. ICICI Infotech today employs about 750 professionals, of which about 120 are employed in the United States. The company presently has an 85,000 sq. ft software development center in Mahalaxmi, with two more development centers of total area 90,000 sq. ft expected shortly in Vashi - Navi Mumbai and Chennai.

Except for the historical information contained herein, statements in this release which contain words or phrases such as "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowance for credit losses, technological changes, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by ICICI Limited with the Securities and Exchange Commission of the United States. ICICI undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further investor queries:

Contact: A.P Singh at 91-22-653 6262 or email at singhap@icici.com

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